SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2005, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ___________ TO _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Ireland Employees Share Ownership Plan, c/o Irish Pensions Trust Limited, 25/28 Adelaide Road, Dublin 2, Ireland.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 1. Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2. Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)
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--------------------------------------------------------------------------------
       PROCTER & GAMBLE
       IRELAND
       EMPLOYEES SHARE
       OWNERSHIP PLAN

       Statements of Net Assets Available for Benefits as of June 30, 2005 and 2004, Statements of
       Changes in Net Assets Available for Benefits for the Years Ended June 30, 2005, 2004 and 2003, and Report of Independent Registered Public
       Accounting Firm

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN




TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     June 30, 2005 and 2004                                                   2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended June 30, 2005, 2004 and 2003                         3

   Notes to Financial Statements for the Years Ended
     June 30, 2005, 2004 and 2003                                             4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees of the Procter & Gamble Ireland Employees Share Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble Ireland Employees Share Ownership Plan ("the Plan") as of June 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2005 and 2004, and the changes in net assets available for benefits for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP
Newcastle upon Tyne, United Kingdom

22  September, 2005

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
PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN




STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2005 AND 2004
-------------------------------------------------------------------------------------------------------------------

                                                                        Notes              2005               2004
                                                                                         (Euros)            (Euros)
ASSETS:
  Investment in The Procter & Gamble Company common stock,
    at fair value                                                         5           2,379,628          2,271,745
  Investment in J.M. Smucker Company common stock, at fair value          5               3,535              3,535
  Cash at bank and in hand                                                               40,888             37,129
  Due from The Procter & Gamble Company                                                   1,125                  -
  Other debtors                                                                          11,545                815
                                                                            ---------------------------------------
           Total assets                                                               2,436,721          2,313,224
                                                                            ---------------------------------------

LIABILITIES:
  Accrued administrative expenses                                         6             (16,062)           (14,790)
  Contributions made in advance                                                          (6,167)            (6,167)
  Distributions payable                                                   4             (16,484)           (12,647)
                                                                            ---------------------------------------
          Total liabilities                                                             (38,713)           (33,604)
                                                                            ---------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                                     2,398,008          2,279,620
                                                                            =======================================

See notes to financial statements.



PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN




STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2005, 2004 AND 2003
-------------------------------------------------------------------------------------------------------------------------------

                                                                                   2005                2004               2003
                                                                                 (Euros)             (Euros)            (Euros)
ADDITIONS (LOSSES):
  Investment income/(loss):
    Net (depreciation) appreciation  in fair value of
      investments                                                              (119,699)            147,182            (73,863)
    Interest income                                                               1,052                 647                302
  Dividend Income                                                                28,562              29,376             21,251
                                                                    -----------------------------------------------------------
     Total investment (loss) income                                             (90,085)            177,205            (52,310)
                                                                    -----------------------------------------------------------
  Contributions from participating Procter & Gamble
   companies                                                                    304,775             280,662            275,480
  Contributions from participants                                               304,775             280,662            275,480
                                                                    -----------------------------------------------------------
     Total contributions                                                        609,550             561,324            550,960
                                                                    -----------------------------------------------------------
 Reimbursement from participating Procter & Gamble
  companies for administrative expenses                                           9,571               1,039              5,437
                                                                    -----------------------------------------------------------
           Total additions                                                      529,036             739,568            504,087
                                                                    -----------------------------------------------------------

DEDUCTIONS:
  Distributions and withdrawals to participants                                (407,238)           (458,600)          (158,509)
  Administrative expenses                                                        (3,410)                  -             (7,057)
                                                                    -----------------------------------------------------------
           Total deductions                                                    (410,648)           (458,600)          (165,566)
                                                                    -----------------------------------------------------------

NET INCREASE                                                                    118,388             280,968            338,521

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                           2,279,620           1,998,652          1,660,131
                                                                    -----------------------------------------------------------

  End of year                                                                 2,398,008           2,279,620          1,998,652
                                                                    ===========================================================

See notes to financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2005, 2004 AND 2003
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of the Procter & Gamble Ireland Employees Share Ownership Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL - The Plan is a share purchase plan established by Procter & Gamble (Manufacturing) Ireland Limited and Procter & Gamble Limited ("Companies") to provide a means for eligible Irish employees to tax efficiently purchase shares in The Procter & Gamble Company ("Parent"). The Plan administrators on behalf of the Trustees of the Plan hold the Plan assets.

      CONTRIBUTIONS- Employees can contribute up to 2.5% of their base salary. The participating Procter & Gamble companies (see note 7) match all contributions by employees in full.

      WITHDRAWALS - Participants may withdraw shares from the Plan at any time subject to the following Plan rules. Participants cannot withdraw shares from the Plan within 3 years of purchase. Participants who withdraw shares from the Plan after 3 years can do so without attracting any income tax.

      ADMINISTRATION - The Plan is administered by Mercer Limited who were appointed by the Trustees of the Plan.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with an allocation of the Plan's shares. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant's account.

      LOANS - Under the terms of the Plan agreement, participants are not permitted to borrow funds from their account balance.

      PLAN TERMINATION - Although the Companies have not expressed any intent to do so, the Companies have the right under the current Plan rules to terminate the Plan. Upon termination, amounts held by the Plan would be distributed to participants based upon the Plan rules.



2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      EXPENSES OF THE PLAN - Investment management expenses and all other fees and expenses are paid by the participating Procter & Gamble companies (see note 7).

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The plan invests in The Procter & Gamble Company and J.M. Smucker Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investment in The Procter & Gamble Company common stock and J.M. Smucker Company common stock is stated at fair value, which is based on quoted market prices and is translated into Euros at the rate of exchange at 30 June.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3.    TAX STATUS

      The Irish Tax Authority has determined and informed the Companies that it is an approved Employee Share Scheme under Irish tax legislation. Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2005, 2004 and 2003 and no provision for income taxes has been reflected in the accompanying financial statements.

4.    INVESTMENTS

      At June 30, 2005 and 2004, 54,418 and 49,632 (as restated per Note 9) shares, respectively, of The Procter & Gamble Company common stock were held by the Plan, which represented more than five percent of the Plan's net assets available for benefits. The cost of this stock at June 30, 2005 and 2004, was (euro)2,213,384 and (euro)1,985,175, respectively.

      At June 30, 2005 and 2004, 94 and 94 shares, respectively, of J.M. Smucker Company common stock were held by the Plan. The cost of this stock at June 30, 2005 and 2004, was (euro)2,983 and (euro)2,983, respectively.

5.    DISTRIBUTIONS PAYABLE

      Distributions payable represent dividends owed to participants and were
      (euro)16,484 and (euro)12,647 at June 30, 2005 and 2004, respectively. Dividends received by the plan are separately payable to participants in accordance with the Plan agreement.

6.    ACCRUED ADMINISTRATIVE EXPENSES

      Included within accrued administrative expenses are amounts owed to participating Procter & Gamble companies of (euro)2,062 in 2004.

7.    PARTICIPATING PROCTER & GAMBLE COMPANIES

      The participating Procter & Gamble companies are as follows:

      o  Procter & Gamble (Manufacturing) Ireland Ltd;
      o  Procter & Gamble Ltd;
      o  Procter & Gamble (HABC) Ltd;
      o  Procter & Gamble (L&CP) Ltd.

8.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

      At June 30, 2005 and 2004, the Plan held 54,418 and 49,632 shares respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of (euro)2,213,384 and
      (euro)1,985,175 respectively. During the years ended June 30, 2005, 2004 and 2003, the Plan recorded dividend income from The Procter & Gamble Company common stock of (euro)28,652, (euro)29,376 and (euro)21,251, respectively.


9.    STOCK SPLIT

      In March 2004, the Company's Board of Directors approved a two-for-one stock split effective for common shareholders of record as of May 21, 2004. Share data in Notes 4 and 8 have been restated to reflect the stock split for all periods presented.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, Ireland, on the 20th day of September 2005.


PROCTER & GAMBLE IRELAND
EMPLOYEE SHARE OWNERSHIP PLAN


/S/ ALAN BROXSON
-----------------------------
Alan Broxson
Director
Irish Pensions Trust Limited,
Corporate Trustee


/S/ PATRICK BURKE
-----------------------------
Patrick Burke
Director
Irish Pensions Trust Limited,
Corporate Trustee




                                 EXHIBIT INDEX

Exhibit No.

    23                   Consent of Deloitte & Touche LLP